Exhibit 99.41

Franco-Nevada	TSX:FNV
www.franco-nevada.com

Press Release

Third Quarter Ended September 30, 2010

FOR RELEASE: November 11, 2010

Franco-Nevada Reports Record Royalty Revenue, Free Cash Flow and Margins

Quarterly Highlights for Q3 2010 (US dollars unless otherwise noted)

•                  Record Royalty Revenue(1) of $49.0 million, up 35% year over year.

•                  Record Free Cash Flow(2) of $44.6 million (or $0.39 per share).

•                  Record margin(5) of 91% of Royalty Revenue.

•                  Adjusted Net Income(3) of $14.8 million (or $0.13 per share).

•                  Working capital of $639.6 million with no hedges or debt.

TORONTO, November 11, 2010 - Franco-Nevada Corporation (TSX: FNV) today reported its financial results for the three and nine months ended September 30, 2010. All figures are in US dollars unless otherwise noted. The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com.

Selected Quarterly Financial Information:

(Millions of US dollars except per share amounts)

	Three months ended		Nine months ended
	Q3	Q3	Q3	Q3
	2010	2009	2010	2009
Royalty Revenue(1)	$49.0	$36.4	$136.0	$98.5
Total revenue(4)	52.2	41.1	157.2	119.3
Net income	18.0	12.3	53.3	41.2
Basic earnings per share	$0.16	$0.11	$0.47	$0.39
Free Cash Flow(2)	$44.6	$32.5	$114.0	$104.9
Free Cash Flow(2) per share	0.39	0.29	1.07	0.81
Adjusted Net Income(3)	14.8	7.3	34.1	9.2
Adjusted Net Income(3) per share	$0.13	$0.07	$0.30	$0.09

	As at	As at
	Sept. 30,	Dec. 31,
	2010	2009
Working capital	$639.6	$530.7
Total assets	2,158.3	2,020.9
Total shareholders’ equity	$2,037.6	$1,930.3

(1)          Royalty Revenue is defined by the Company as cash received or receivable from operating royalty assets earned during the period. See Reconciliation of Non-GAAP Measures at the end of this press release for calculation.

(2)          Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests. See Reconciliation of Non-GAAP Measures at the end of this press release for calculation.

(3)          Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties, working interests and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains/losses; gains/losses on sale of investments; and the impact of taxes on all these items. See Reconciliation of Non-GAAP Measures at the end of this press release for calculation.

(4)          Includes changes in fair value of derivative assets.

(5)          Margin is defined by the Company as Free Cash Flow(2) as a percentage of Royalty Revenue(1).

Portfolio Highlights

Goldstrike - Franco-Nevada continues to benefit from increased mine production on key royalty claims, increased throughput, as well as leverage from higher average gold prices benefitting the Company’s profit-based royalties. During the third quarter of 2010, Franco-Nevada realized $11.7 million and $4.5 million in cash receipts from the Goldstrike net profits interest (“NPI”) and net smelter returns (“NSR”) royalties, respectively. The Company expects the Goldstrike royalties to be material components of future Royalty Revenue through to approximately 2020, based on current gold prices, with smaller contributions for many years thereafter as the operation processes stockpiled ore.

Palmarejo - Franco-Nevada recorded $12.4 million in cash receipts from Palmarejo in the three months ended September 30, 2010. On September 22, 2010, 316,436 special warrants, which were granted as part of the January 2009 acquisition of Palmarejo, were exercised. The $9.9 million value of these special warrants was allocated to the royalty interest in excess of the minimum royalty provisions under the agreement. For 2010, the Company has realized a significant increase in Royalty Revenue from Palmarejo compared to 2009 as the Company will receive a full-year of royalty payments in 2010 compared with seven months in 2009. Coeur d’Alene Mines Corporation’s production guidance for 2010 for Palmarejo is approximately 109,000 ounces of gold. Franco-Nevada holds a 50% gold royalty stream on Palmarejo.

Gold Quarry - Revenue from Gold Quarry of $4.0 million was lower than the corresponding quarter in 2009 due to a geotechnical event near the end of 2009 which has delayed production. However, due to minimum royalty provisions associated with the royalty, Franco-Nevada expects to be paid for approximately 16,600 ounces of gold in 2010, of which approximately 13,000 ounces will be recorded in the fourth quarter of 2010.

Tasiast - Kinross Gold Corporation and Red Back Mining Inc. successfully completed their plan of arrangement, valued at approximately $7 billion, during the third quarter. On November 3, 2010, Kinross reported that resources in all categories at Tasiast were now estimated to be 14.4 million ounces. Kinross further stated that 16 drill rigs were operating at Tasiast with 23 rigs expected by year end. Kinross expects the plant for the dump leach facilities to be operational in the third quarter of 2011. Franco-Nevada expects its 2% NSR on Tasiast to begin paying in 2011.

Detour Lake - Detour Gold Corporation announced that during the quarter it had closed a C$290 million financing, reached an agreement for a life-of-mine Caterpillar truck fleet and was successful in its ongoing drill program targeting the western extension. Detour Gold has stated that the current measured and indicated resources are 17.7 million ounces of gold with an updated reserve and resource statement expected in 2011. In November 2010, Detour Gold announced that it had received the required provincial government approvals to commence construction of the mining facilities for the Detour Lake project. Franco-Nevada holds a 2% NSR on the Detour Lake project.

Falcondo - In October, Xstrata Nickel announced the restart of its Falcondo ferronickel complex in the Dominican Republic, of which Franco-Nevada owns a 4.1% equity interest. Xstrata plans to ramp up to 50% capacity, or approximately 14,000 tonnes per annum of nickel in ferronickel, by March 2011. The operation will be converted from oil to a natural gas powered process plant which is expected to lower unit costs.

Duketon - Regis Resources Limited completed its first gold pour on August 31, 2010 at the Moolart Well gold mine in Western Australia, which is forecasted to produce 90,000 ounces of gold annually for 6 years. To the south of Moolart Well, Regis also announced a preliminary gold resource for the Garden Well deposit of 1.21 million ounces and has since commenced pit optimization and reserve studies. Regis stated that it believes the Garden Well deposit has the potential to become the second mine at the Duketon Gold Project. Franco-Nevada has a 2% NSR on much of the Duketon project.

New Royalties

The Company previously announced an agreement to provide $350 million in return for the right to purchase a share of gold production from Taseko Mines Limited’s (“Taseko”) Prosperity copper-gold project in British Columbia. The agreement was subject to the operator obtaining, among other conditions, its final environmental permits. On November 2, 2010, the Federal Minister of the Environment announced that Taseko had not been granted federal authorizations to proceed “as proposed” with the Prosperity mine project. The Company has not advanced any funds to the project.

On September 28, 2010, the Company acquired for $14 million an undivided 25% interest in a 3.5% to 7.0% sliding scale net smelter returns (“NSR”) royalty adjusted by a PPI-indexed gold price, on all production from the northwestern portion of Barrick Gold Corporation’s Bald Mountain mine in Nevada.

On September 27, 2010, Franco-Nevada acquired a 2% NSR royalty on the Agi Dagi property owned by Alamos Gold Inc. (“Alamos”) for $9 million. The Agi Dagi property is located in the Canakkale Province of northwest Turkey and Alamos is currently preparing a pre-feasibility study. The overall project contemplates the mining of two separate areas, Agi Dagi and Kirazli, with the Company’s NSR covering the Agi Dagi area. Alamos has announced plans to commence open pit mining at Kirazli in the first quarter of 2013, followed by Agi Dagi in the first quarter of 2014.

On September 7, 2010, the Company acquired two royalties on production from the Tonkin Springs project in Eureka County, Nevada from Precambrian Exploration, Inc. (“PEx”). The first royalty is a 2% NSR over a block of mining claims staked by PEx and reserved to PEx in a deed agreement with a predecessor of U.S. Gold Corporation. The second royalty is a 1% independent royalty over a contiguous block of Lyle Campbell claims, now included in U.S. Gold’s Tonkin Springs Project. The purchase price was $1.35 million.

Financial Results Discussion

Revenues

Royalty Revenue(1) was $49.0 million in the third quarter of 2010 compared with $36.4 million for the third quarter of 2009. Royalty Revenue(1) for the nine months ended September 30, 2010 was $136.0 million compared with $98.5 million for the nine months ended

September 30, 2009. The improvement in Royalty Revenue was due to the contributions from the Company’s Goldstrike NPI royalty, Palmarejo, an asset acquired in January 2009 which began contributing to revenue in July 2009, Holloway where commercial production was achieved late in 2009 and Cerro San Pedro, having re-started production after a short suspension of operations.

Royalty Revenue(1) for the third quarter was earned 83% from precious metal assets (78% gold and 5% PGMs), 15% from oil and gas (9% oil and 6% gas) and 2% from other mineral assets. Geographically, 95% of Royalty Revenue(1) in the quarter came from North America (45% US, 25% Canada and 25% Mexico).

Costs, Expenses, Taxes and Capital

Franco-Nevada’s royalty portfolio requires relatively limited capital and incurs only minor direct operating costs. Costs of operations were $1.9 million and $5.3 million for the three and nine months ended September 30, 2010 compared with $1.5 million and $4.7 million for the three and nine months ended September 30, 2009. The increase in costs was mainly due to higher Nevada net proceeds taxes and oil and gas costs on working interests. For the nine months ended September 30, 2010, the increase was due to higher oil and gas production taxes and operating costs on working interests and Montana net proceeds taxes on Royalty Revenue. For the three and nine months ended September 30, 2010, Royalty Revenue increased 35% and 38%, respectively.

General and administrative costs decreased to $2.0 million and $7.6 million in the three and nine months ended September 30, 2010, respectively, from $2.3 million and $8.0 million in the three and nine months ended September 30, 2009. The decrease is mainly attributable to lower capital taxes in 2010 than 2009. Business development costs were $0.6 million and $1.5 million, respectively, for the quarter and nine months ended September 30, 2010.

Net Income

Net income for the quarter was $18.0 million which included gains on the sale of investments of $2.4 million, foreign exchange losses of $1.6 million and fair value gains of $3.2 million associated with royalty interests accounted for as derivative instruments. Adjusted Net Income(3) for the quarter was $14.8 million, or $0.13 per share, compared with $7.3 million, or $0.07 per share, for the same period of the prior year.

Net income for the nine months ended September 30, 2010 was $53.3 million which included $24.4 million in gains on sale of investments, $21.3 million in foreign exchange losses and $21.0 million in fair value gains associated with royalty interests accounted for as derivative instruments. Adjusted Net Income(3) for the nine months ended September 30, 2010 was $34.1 million, or $0.30 per share, compared with $9.2 million, or $0.09 per share, for the nine months ended September 30, 2009.

The Company believes the best measures of its business and performance are Royalty Revenue(1) and Free Cash Flow(2). Free Cash Flow(2) was $44.6 million ($0.39 per share) for the third quarter of 2010, representing a margin of 91% of Royalty Revenue(1). Our definitions of these non-GAAP financial measures and the reconciliations to GAAP measures can be found in the Company’s Interim Management’s Discussion and Analysis and at the end of this press release.

Balance Sheet and Capital Structure

At September 30, 2010, Franco-Nevada had a very strong financial position with no debt or hedges, working capital of $639.6 million, and marketable securities valued at $30.8 million. In addition, the Company has an undrawn $175 million revolving term credit facility available. The marketable securities are held in highly liquid investments.

As at November 11, 2010, Franco-Nevada has 114.5 million common shares, 11.5 million warrants, 2.8 million options and 0.1 million other dilutive instruments outstanding.

Dividend Declaration

In July 2010, the Company began the payment of monthly dividends of C$0.025 per share. Today, the Board of Directors of Franco-Nevada declared the monthly dividend of C$0.025 per share for each of December 2010, January, February and March 2011. The December dividend will be paid on December 17, 2010 to shareholders of record on December 3, 2010, the January dividend will be paid on January 27, 2011 to shareholders of record on January 13, 2011, the February dividend will be paid on February 24, 2011 to shareholders of record on February 10, 2011 and the March dividend will be paid on March 31, 2011 to shareholders of record on March 17, 2011.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com. Management will host a conference call on Friday, November 12, 2010 at 10:00am Eastern Time to review the results. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Q3 2010 Results.

•                  Conference Call Replay: A recording will be available until November 19, 2010 at the following numbers:

- Local: 416-849-0833; Toll-Free: 1-800-642-1687; Pass code: 20733237.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Corporate Summary

Franco-Nevada Corporation is a gold-focused royalty company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; operating or technical difficulties on any of the properties; risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Non-GAAP Measures

Royalty Revenue, Free Cash-Flow and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Other companies may calculate these measures differently. For a reconciliation of these measures to various Canadian GAAP measures, please see the Company’s current interim MD&A disclosure found on the Company’s website and on SEDAR.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6300	416-306-6303

Reconciliation of Non-GAAP Measures

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
(Expressed in thousands of US dollars except per share amounts)	2010	2009	2010	2009
Royalty Revenue
Total Revenue	$52,239	$41,090	$157,153	$119,285
Change in fair value - Palmarejo	(3,170)	(3,873)	(20,513)	(19,516)
Change in fair value - Other	(16)	(582)	(450)	(582)
Dividends	(46)	(226)	(190)	(674)
Royalty Revenue	$49,007	$36,409	$136,000	$98,513
Free Cash Flow
Operating income	$26,508	$15,589	$71,541	$35,417
Depletion and depreciation	19,697	20,248	65,380	66,716
Stock-based compensation	1,559	1,097	3,970	3,010
Write-downs on investments	—	—	—	239
Change in fair value - Derivative assets	(3,186)	(4,455)	(20,963)	(20,098)
Free Cash Flow	$44,578	$32,479	$121,828	$85,284
Margin (Free Cash Flow as a % of Royalty Revenue)	91%	89%	90%	87%
Basic Weighted Average Shares Outstanding	114,132	111,986	113,984	104,852
Free Cash Flow per share	$0.39	$0.29	$1.07	$0.81
Adjusted Net Income
Net income	$17,959	$12,343	$53,292	$41,229
Foreign exchange loss (gain), net of income tax	1,083	307	16,390	(15,708)
Write-down on investments	—	—	—	206
(Gain) loss on sale of investments, net of income tax	(2,039)	(380)	(20,894)	(380)
Other income, net of income tax	—	(1,708)	—	(1,708)
Loss (gain) in fair value of royalties accounted for as derivative assets, net of income tax	(2,230)	(3,220)	(14,681)	(14,483)
Adjusted Net Income	$14,773	$7,342	$34,107	$9,156
Adjusted Net Income per share	$0.13	$0.07	$0.30	$0.09